Via Facsimile and U.S. Mail
Mail Stop 6010

July 31, 2008

Mr. Shaoming Li
Chief Executive Officer
Renhuang Pharmaceuticals, Inc.
No. 281 Taiping Road, Taiping district
Harbin, Heilongjiang Province, 150050
P.R. China

Re: Renhuang Pharmaceuticals, Inc.
**   Item 4.02 Form 8-K**
**   File No. 000-24512**

Dear Mr. Li:

        We have completed our review of your Item 4.02 disclosure as provided in Form 8-K
filed on July 14, 2008 and have no further comment at this time.

                                                Sincerely,

                                                Kei Ino
                                                Staff Accountant